BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783


06013642


BAA

10 May 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAY 17 2006
WASH. D.C.
185
SECTION

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

PROCESSED
MAY 23 2006
THOMSON
FINANCIAL

pp

Sarah Hunter
Head of Investor Relations

5/23

To: Sarah Hunter
Head of In[illegible]elations
BAA plc
130 Wilton Ro[illegible]
London
SW1V 1LQ

Fax: +44 20 7932 6783

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 10 May 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Signed

Name

Date



BAA

News release

For immediate release

Wednesday 10 May 2006

BAA announces senior management appointment

BAA today announces that Ian Hargreaves, currently BAA's Corporate Affairs Director , will add the regulation portfolio to his existing role from 1 September 2006. This appointment follows an extensive internal and external review for the best candidate to succeed Mike Toms, who last year announced his decision to retire from BAA this autumn.

Ian Hargreaves will add the regulation portfolio to his existing role, and will become Corporate & Regulatory Affairs Director, BAA. The regulation team will report directly to him and he will also continue to hold his current line reports and responsibilities for all communication issues across the company.

After his retirement, the company will continue to receive Mike Toms' advice in support of the current price review and other regulatory matters.

In addition to his role at BAA, Ian will continue in his role as a non-executive director of Ofcom, the independent regulator for the UK communications industry.

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Mark Mann BAA plc**
Tel: +44 (0)20 7932 6609

City enquiries: **Duncan Bonfield, BAA plc**
Tel: +44 (0)20 7932 6831

